CUSIP NO. 053588109	13G	PAGE 1 OF 10

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. 3)*

Aveo Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

053588109

(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)
______________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP NO. 053588109	13G	PAGE 2 OF 10

1.	NAME OF REPORTING PERSON, S.S. OR I.R.S. IDENTIFICATION NO.OF ABOVE PERSON

The Baupost Group, L.L.C., 04-3402144

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

(a)
(b) X

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Commonwealth of Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5.	WITH SOLE VOTING POWER

0

6.	WITH SHARED VOTING POWER

4,902,850

7.	WITH SOLE DISPOSITIVE POWER

0

8.	WITH SHARED DISPOSITIVE POWER

4,902,850

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,902,850

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11.21%

12.	TYPE OF REPORTING PERSON *

IA

CUSIP NO. 053588109	13G	PAGE 3 OF 10

1.	NAME OF REPORTING PERSON, S.S. OR I.R.S. IDENTIFICATION NO.OF ABOVE PERSON

SAK Corporation, 04-3334541

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

(a)
(b) X

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Commonwealth of Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5.	WITH SOLE VOTING POWER

0

6.	WITH SHARED VOTING POWER

4,902,850

7.	WITH SOLE DISPOSITIVE POWER

0

8.	WITH SHARED DISPOSITIVE POWER

4,902,850

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,902,850

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11.21%

12.	TYPE OF REPORTING PERSON *

HC

CUSIP NO. 053588109	13G	PAGE 4 OF 10

1.	NAME OF REPORTING PERSON, S.S.OR I.R.S. IDENTIFICATION NO.OF ABOVE PERSON

Seth A. Klarman

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

(a)
(b) X

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5.	WITH SOLE VOTING POWER

0

6.	WITH SHARED VOTING POWER

4,902,850

7.	WITH SOLE DISPOSITIVE POWER

0

8.	WITH SHARED DISPOSITIVE POWER

4,902,850

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,902,850

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11.21%

12.	TYPE OF REPORTING PERSON *

HC

CUSIP NO. 053588109	13G	PAGE 5 OF 10

Item 1 (a) Name of Issuer:

Aveo Pharmaceuticals, Inc.

1(b) Address of Issuer's Principal Executive Offices:

75 Sidney Street, Cambridge, Massachusetts, 02139

Item 2 (a) Name of Person Filing:

(1)	The Baupost Group, L.L.C.
(2)	SAK Corporation
(3)	Seth A. Klarman

2(b) Address of Principal Business Offices or, if none, Residence:

(1)	The Baupost Group, L.L.C.
10 St. James Avenue, Suite 1700
Boston, Massachusetts 02116

(2)	SAK Corporation
10 St. James Avenue, Suite 1700
Boston, Massachusetts 02116

(3)	Seth A. Klarman
10 St. James Avenue, Suite 1700
Boston, Massachusetts 02116

2(c) Citizenship:

(1)	Commonwealth of Massachusetts
(2)	Commonwealth of Massachusetts
(3)	United States of America

2(d) Title of Class of Securities:

Common Stock

2(e) CUSIP Number:

053588109

CUSIP NO. 053588109	13G	PAGE 6 OF 10

Item 3 If this statement is filed pursuant to SS240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	[ ]Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ]Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ]Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[X]An investment advisor in accordance with S240.13d-1(b)(1)(ii)(E).

(f)	[ ]An employee benefit plan or endowment fund in accordance with S240.13d-1(b)(1)(ii)(F).

(g)	[X]A parent holding company or control person in accordance with S240.13d-1(b)(ii)(G).

(h)	[ ]A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U. S.C. 80a-3).

(j)	[ ]Group, in accordance with S240.13d-1(b)(1)(ii)(J).

Item 4 Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned: (as of December 31, 2012)

(1)	The Baupost Group, L.L.C.: 4,902,850

(2)	SAK Corporation: 4,902,850

(3)	Seth A. Klarman: 4,902,850

CUSIP NO. 053588109	13G	PAGE 7 OF 10

(b)	Percent of Class:

(1)	The Baupost Group, L.L.C.: 11.21%

(2)	SAK Corporation: 11.21%

(3)	Seth A. Klarman: 11.21%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote

---0

(ii)	shared power to vote or to direct the vote

(1)	The Baupost Group, L.L.C.: 4,902,850

(2)	SAK Corporation: 4,902,850

(3)	Seth A. Klarman: 4,902,850

(iii)	sole power to dispose or to direct the disposition of

---0

(iv)	shared power to dispose or to direct the disposition of

(1)	The Baupost Group, L.L.C.: 4,902,850

(2)	SAK Corporation: 4,902,850

(3)	Seth A. Klarman: 4,902,850

Instruction: For computations regarding securities which represent a right to acquire an underlying security seess.240.13d-3(d)(1).

CUSIP NO. 053588109	13G	PAGE 8 OF 10

Item 5 Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Instruction: Dissolution of a group requires a response to this item.

Item 6 Ownership of More than Five Percent on behalf of Another Person:

This statement on Schedule 13G is being jointly filed by The Baupost Group, L.L.C. ("Baupost"), SAK Corporation and Seth A. Klarman. Baupost is a registered investment adviser and acts as an investment adviser and general partner to certain investment limited partnerships. SAK Corporation is the Manager of Baupost. Mr. Klarman, as the sole director and sole officer of SAK Corporation and a controlling person of Baupost, may be deemed to have beneficial ownership under Section 13(d) of the Securities Exchange Act of 1934 of the securities beneficially owned by Baupost. Securities reported on this statement on Schedule 13G as being beneficially owned by Baupost include securities purchased on behalf of various investment limited partnerships.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

See attached Exhibit A

Item 8 Identification and Classification of members of the Group:

N/A

Item 9 Notice of Dissolution of Group:

N/A

CUSIP NO. 053588109	13G	PAGE 9 OF 10

Item 10 Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2013
Date

THE BAUPOST GROUP, L.L.C.

By:	/s/ Seth A. Klarman____________________
Seth A. Klarman
President

SAK CORPORATION

By:	/s/ Seth A. Klarman____________________
Seth A. Klarman
President

SETH A. KLARMAN

By:	/s/ Seth A. Klarman_____________________
Seth A. Klarman

CUSIP NO. 053588109	13G	PAGE 10 OF 10

EXHIBIT A

Item 3 & Item 7

(1)	The Baupost Group, L.L.C. IA

(2)	SAK Corporation HC

(3)	Seth A. Klarman HC

This statement on Schedule 13G is being jointly filed by The Baupost Group, L.L.C. ("Baupost"), SAK Corporation and Seth A. Klarman. Baupost is a registered investment adviser and acts as an investment adviser and general partner to certain investment limited partnerships. SAK Corporation is the Manager of Baupost. Mr. Klarman, as the sole director and sole officer of SAK Corporation and a controlling person of Baupost, may be deemed to have beneficial ownership under Section 13(d) of the Securities Exchange Act of 1934 of the securities beneficially owned by Baupost. Securities reported on this statement on Schedule 13G as being beneficially owned by Baupost include securities purchased on behalf of various investment limited partnerships.

Pursuant to Rule 13d-4, Seth A. Klarman and SAK Corporation declare that the filing of this Schedule 13G shall not be deemed an admission by either or both of them that they are, for the purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Schedule 13G, and further disclaim beneficial ownership of the securities that are the subject of this filing, except to the extent of their pecuniary interest therein.